UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

FROZEN FOOD GIFT GROUP, INC.
(Name of issuer)

Common Stock, $0.00001 value per share
(Title of class of securities)

359362100
(CUSIP number)

February 14, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)
Page 1 of 6 pages

CUSIP No. 359362100	13G	Page 2 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). IBC Funds LLC EIN: 45-5351131
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 33,147,013* (See Item 4)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 33,147,013* (See Item 4)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,147,013* (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.9% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

*Subject to adjustment. (See Item 4)

CUSIP No. 359362100	13G	Page 3 of 6 Pages

Item 1	(a)	Name of Issuer:
FROZEN FOOD GIFT GROUP, INC.
	(b)	Address Of Issuer's Principal Executive Offices:
8844 Hillcrest Road, Kansas City, MO 64138
Item 2	(a)	Name of Person Filing:
IBC Funds LLC
	(b)	Address of Principal Business Office, or, if none, Residence:
5348 Vegas Drive, Las Vegas, Nevada 89108
	(c)	Citizenship:
Nevada
	(d)	Title of Class of Securities:
Common Stock, $0.00001 value per share
	(e)	Cusip Number:
359362100
Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group in accordance with §240.13d-1(b)(ii)(J).

CUSIP No. 359362100	13G	Page 4 of 6 Pages

Item 4	Ownership

(a) Amount beneficially owned 33,147,013

(b) Percent of class: 9.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

33,147,013

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

33,147,013

(iv) Shared power to dispose or to direct the disposition of

33,147,013 shares of Common Stock were, as of  March 21, 2014 (the “March Settlement Date”), the maximum amount of shares of Common Stock that could be owned directly by IBC Funds LLC (the “IBC”) pursuant to two orders (the “Orders”) entered by the Circuit Court of the Twelfth Judicial Circuit in and for Sarasota County, Florida (the “Court”) approving, among other things, the fairness of the terms and conditions of two exchanges pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, in accordance with two settlement agreements and stipulations (the “Settlement Agreements”) between the Issuer and IBC in the matters entitled IBC Funds LLC v. Frozen Food Gift Group, Inc. (the “Actions”).  IBC commenced the Actions against the Issuer on February 13, 2014 and March 20,  2014 to recover, respectively, $51,919.50 and $37,875, in total $89,794.50, of past-due accounts payable of the Issuer, which IBC had purchased from vendors of the Issuer pursuant to terms of separate receivable purchase agreements between IBC and such vendors (the “Claims”).  The Orders provide for the full and final settlement of the Claims and the Actions.  The Settlement Agreements became effective and binding upon the Issuer and IBC upon execution of the Orders by the Court on February 14, 2014 (the “February Settlement Date”) with respect to the first action and the March Settlement Date with respect to the second action.

The Settlement Agreements provide that the total number of shares of Common Stock to be issued to IBC be based upon a specified discount to the lowest sale price of the Common Stock for a specified period of time preceding a share request by IBC.  Specifically, the total number of shares of Common Stock to be issued to IBC pursuant to the Settlement Agreements shall be equal to the sum of: (i) the quotient obtained by dividing (A) $89,794.50 (representing the total amount of the Claims), by (B) 50% of the lowest sale price of the Common Stock in the 15 trading days preceding a share request by IBC pursuant to the Settlement Agreements (collectively, the “Total Settlement Shares”).

The Settlement Agreements provide that it is the intention of the parties that the Total Settlement Shares beneficially owned by IBC at any given time shall not exceed the number of shares of Common Stock that, when aggregated with all other shares of Common Stock then beneficially owned by IBC, would result in the beneficial ownership by IBC at any time of more than 9.9% of the Common Stock as would be outstanding on such date, as determined in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the regulations promulgated thereunder.  The Total Settlement Shares are the only shares of Common Stock IBC owns.  For purposes of calculating the percentage of the class, IBC has been informed by the Issuer that there were a total of 334,818,317 shares of Common Stock outstanding on each of the February Settlement Date and the March Settlement Date.  Accordingly, the maximum amount of Total Settlement Shares that could be owned by IBC on the February Settlement Date and the March Settlement Date each equaled 33,147,013.  Prior to all of the Total Settlement Shares being issued to IBC, the maximum amount of Total Settlement Shares that IBC can own is subject to adjustment based on the amount of Common Stock outstanding on any given date.

Furthermore, the Settlement Agreements provide that, for so long as IBC or any of its affiliates hold any shares of Common Stock, the Issuer and its affiliates are prohibited from, among other actions, voting any shares of Common Stock owned or controlled by the Issuer or its affiliates (unless voting in favor of a proposal approved by a majority of the Issuer’s board of directors), or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Issuer, in favor of: (a) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) material changes in the capitalization or dividend policy of the Issuer; (d) any other material change in the Issuer’s business or corporate structure; (e) changes in the Issuer’s charter, bylaws or instruments corresponding thereto; (f) causing a class of securities of the Issuer to be delisted; (g) causing a class of equity securities of the Issuer to become eligible for termination of registration under the Exchange Act; (h) terminating its transfer agent; (i) taking any action that would impede the purposes of the Settlement Agreements; or (j) taking any actions similar to the foregoing.  These prohibitions may not be modified or waived without further order of the Court.

CUSIP No. 359362100	13G	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8	Identification and Classification of Members of The Group N/A

Item 9	Notice of Dissolution of Group N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 359362100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2014	IBC Funds LLC
Company Name

/s/Samuel Oshana
Signature

Samuel Oshana, Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)